TWIN MINING CORPORATION
(a development stage company)

CONSOLIDATED BALANCE SHEETS
As at December 31, 2004 and 2003

(in Canadian dollars)	2004	2003
	$	$
ASSETS
Current assets
Cash and cash equivalents	1,896,456	719,606
Receivables (note 3)	247,591	231,377
Prepaid expenses	148,429	112,914
Supply inventory (note 4(b))	198,631	192,584
	2,491,107	1,256,481

Mineral properties (note 4)	34,591,552	30,466,013

Property, plant and equipment (note 5)	51,496	59,773
	37,134,155	31,782,267

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	2,462,766	3,117,993

Future income taxes (note 7)	6,427,491	2,117,003

	8,890,257	5,234,996
Contingency and commitments (note 9)

SHAREHOLDERS' EQUITY
Capital stock (note 6)	53,355,502	47,560,501
Warrants (note 6(b))	3,182,866	182,976
	56,538,368	47,743,477
Contributed surplus (notes 6(b) and (c))	691,968	-
	57,230,336	47,743,477
Accumulated deficit	(28,986,438)	(21,196,206)
	28,243,898	26,547,271
	37,134,155	31,782,267

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board

Hermann Derbuch	C. E. Ritchie
Director	Director